VooDoo Spirits, Inc.
Financial Statements, 2017

108 Cliffside Dr.
Canandaigua, NY 14424

Balance Sheet

	As of:	Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings		
American Spirits Account		500.00
ESL Business Checking		671.93
ESL Business Savings		301.33
Petty Cash USD		8.42
Petty Cash XOF		0.01
Total Checking/Savings		1,481.69
Accounts Receivable		
Accounts Receivables		14,363.23
Total Accounts Receivable		14,363.23
Other Current Assets		
Inventory Asset		2,565.48
Total Other Current Assets		2,565.48
Total Current Assets		18,410.40
Fixed Assets		
Accumulated Depreciation		-3,047.00
Automobile		2,909.47
Furniture and Equipment		1,907.80
Intangible Assets		2,500.00
Total Fixed Assets		4,270.27
Other Assets		
La Distillerie Beninoise		112,389.71
Total Other Assets		112,389.71
TOTAL ASSETS		**135,070.38**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		26,760.65
Accounts Payable - XOF		245.81
Total Accounts Payable		27,006.46
Total Current Liabilities		27,006.46
Total Liabilities		27,006.46
Equity		
Convertible Debt		286,022.20
Opening Balance Equity		500.00
Retained Earnings		-204,064.11
Wefunder Convertible Debt		81,782.64
Net Income		-56,176.81
Total Equity		108,063.92
TOTAL LIABILITIES & EQUITY		**135,070.38**

Income Statement

		Jan - Dec 17
Ordinary Income/Expense		
Income		
	Interest and Dividends	13.60
	Sales	12,433.50
Total Income		12,447.10
Cost of Goods Sold		
	Cost of Goods Sold	6,482.03
	Freight and Shipping Costs	873.00
Total COGS		7,355.03
Gross Profit		5,092.07
Expense		
	Advertising and Promotion	3,111.12
	Automobile Expense	941.25
	Bank Service Charges	432.00
	Computer and Internet Expenses	1,563.80
	Depreciation Expense	612.00
	Dues and Subscriptions	179.61
	Factory Equipment and Supplies	4,844.81
	Insurance Expense	4,323.13
	La Distilleries Expenses	13,081.88
	Meals and Entertainment	224.91
	Office Supplies	312.76
	Postage and Delivery	35.00
	Professional Fees	8,896.56
	Rent Expense	11,497.61
	Repairs and Maintenance	1,198.81
	Tax Witholdings	2,257.38
	Telephone Expense	1,062.81
	Travel Expense	6,693.33
Total Expense		61,268.77
Net Ordinary Income		-56,176.70
Other Income/Expense		
Other Expense		
	Exchange Gain or Loss	0.11
Total Other Expense		0.11
Net Other Income		-0.11
Net Income		**-56,176.81**

Cash Flow Statement

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-56,176.81
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivables	-4,952.83
Inventory Asset	186.06
Accounts Payable	16,654.92
Accounts Payable - XOF	245.81
Net cash provided by Operating Activities	-44,042.85
INVESTING ACTIVITIES	
Accumulated Depreciation	612.00
Automobile	-1,500.00
La Distillerie Beninoise	-40,751.12
Net cash provided by Investing Activities	-41,639.12
FINANCING ACTIVITIES	
Convertible Debt	38,000.00
Net cash provided by Financing Activities	38,000.00
Net cash increase for period	-47,681.97
Cash at beginning of period	49,163.66
Cash at end of period	**1,481.69**

Statements of Changes in Stockholders' Equity

Beginning Equity	126,240.73
Net Income	-56,176.81
Additions to Convertible Debt	38,000.00
Ending Equity Balance	**108,063.92**

Notes to the Financial Statements

1. VooDoo Spirits imports TAMBOUR ORIGINAL to the US, a liquor produced by the fully owned subsidiary, La Distillerie Béninoise, SARL, located in Benin, West Africa. VooDoo Spirits owns the intellectual property of this product including formula and Trademark registration.
2. Intangible assets listed are for the TAMBOUR ORIGINAL trademark and are listed solely as the amount in filing and professional fees to prepare the application of the trademark.
3. The value of the subsidiary company, La Distillerie Béninoise, SARL is consolidated as a single line item under other assets, taking a conversion of the asset value reported for the company, converted into USD at the average rate for 2017.
4.
   In the equity portion, Convertible Debt Notes include both those which have and those which have not directly converted into equity.